Exhibit 99.1

ParaZero and KULR Technology Group Form Working Strategic Partnership to Serve Military and Drone Markets

Tel Aviv, Israel, Dec. 05, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company “ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, announced today it has formed a working partnership with KULR Technology Group, Inc. (NYSE American: KULR) (“KULR”), a global leader in sustainable energy management, to leverage ParaZero’s business network within the defense industry for applying KULR’s vibration reduction technology (“KULR VIBE”) on helicopter and rotorcraft fleets.

By integrating the ParaZero SafeAir and SmartAir Trinity solutions with the KULR VIBE software in a combined product, the companies aim to achieve increased drone performance, operational efficiency, and improve safety to set a new standard for the industry.

The singular focus of this collaboration is safety. ParaZero’s SafeAir system applies real-time data analytics and independent sensors to identify and mitigate flight risks autonomously and increase safety for bystanders while protecting the loss of expensive drones, equipment, and payloads. Likewise, precise vibrational control is critical for helicopters and high performance unmanned aerial applications to operate safely and achieve mission critical success.

KULR VIBE is a track-and-balancing technology employing artificial-intelligence-driven algorithms to pinpoint and correct excess vibration in a rotorcraft system. The KULR VIBE removes vibration, which is negative energy for helicopters and drones which at a minimum reduces flight range and aerial efficiency and in excess, in the case of helicopters, be catastrophic where lives are potentially lost. Excess rotor vibration can lead to system malfunctions, weakened performance, and maintenance issues. Mechanical fatigue from excess vibration can cause parts in a helicopter to fail in flight which may have significant risks for loss of life, or at a minimum, incur significant downtime, high maintenance cost, pilot fatigue, and performance reductions by both the aircraft and the pilot. In addition to helicopters, both companies see applications for KULR VIBE in eVTOL aircrafts and unmanned aircraft systems.

Both KULR and ParaZero are leaders in their fields, and have had success in the defense, safety, and commercial sectors.

Just last month ParaZero announced that an Australian commercial drone operator and training organization, OVRL, secured landmark authorization from the Civil Aviation Safety Authority, using ParaZero’s advanced safety system. This was the first time in Australia that drones were approved to fly over urban landscapes and crowds. And in September of this year, ParaZero announced the U.S. Federal Aviation Administration had granted a ParaZero customer an airworthiness Type Certification, a historic milestone that will streamline continuous operational approvals for broad flight operations, including fully autonomous missions, operations over people, and beyond visual line of sight operations. The certification verified the compliance of the aircraft’s design with the required FAA airworthiness standards, ensuring safe operations within the National Airspace System. More recently, ParaZero unveiled a pioneering AI-driven avionics system, SmartAir Trinity, setting a new standard for drone safety within the defense sector. This advanced technology offers real-time malfunction detection and critical mission analytics, ensuring a robust solution to support operational security for defense drones.

KULR VIBE has a long history of success serving the United States Department of Defense (“DoD”), recently identifying and remedying vibration problems on two Bell AH-1Z Viper attack helicopters and one Bell Boeing Osprey V-22 tiltrotor aircraft at Marine Corps Base Camp Pendleton in Southern California. In other related projects, KULR VIBE reduced vibration by 95% for USAF H-60 helicopters and reduced track and balanced maintenance tasks by 70% all while increasing efficiency and fleet readiness.

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its aim to achieve increased drone performance, operational efficiency, and improve safety to set a new standard for the industry. Forward-looking statements are not historcal facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246